Exhibit 99.1

Aurinia Highlights Renal Function Data from Global Phase IIb AURA Study of Voclosporin for Lupus Nephritis at American Society of Nephrology Kidney Week 2016

-AURA is the first global study of active lupus nephritis to meet primary endpoint

-Renal function remains stable throughout 24-week treatment period

VICTORIA, British Columbia--(BUSINESS WIRE)--November 21, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced highlights from its global Phase IIb AURA study of voclosporin in the treatment of lupus nephritis (LN) presented at the American Society of Nephrology Kidney Week 2016 on November 19, 2016. The late-breaking abstract presented in the “High Impact Clinical Trials Session”, titled, “AURA-LV: Successful Treatment of Active Lupus Nephritis with Voclosporin,” was presented by principal investigator William Pendergraft, M.D., Ph.D., University of North Carolina Kidney Center.

“There is a critical unmet need for an effective therapeutic treatment of LN, a devastating and life-altering disease that, if left untreated, can lead to end-stage renal disease and even death,” said Dr. Pendergraft. “Until now, the LN clinical trial landscape has been bleak, but AURA is now the first global study in active LN to meet its primary endpoint and all pre-specified secondary endpoints. Voclosporin 23.7mg BID doubled the odds of patients reaching CR in the presence of very low corticosteroid exposure, and maintained normal, stable renal function. Renal function in active LN patients is often erratic, causing concern for clinicians and patients. The observation that renal function in voclosporin-treated patients remained stable throughout the study period is extremely encouraging. Based on the favorable results of the AURA study, I believe voclosporin will help patients who are impacted by this disease.”

The AURA study enrolled 265 patients in 20 countries using low dose (23.7 mg BID) voclosporin, high dose voclosporin (39.5 mg BID) or placebo added to standard of care of mycophenolate mofetil (MMF) and steroids in active LN. The study met its primary endpoint with statistically significant CR rates in the 23.7mg BID arm, and demonstrated statistically significant improvements across all secondary endpoints: Partial Remission (PR); time to CR and PR; reduction in Systemic Lupus Erythematosus Disease Activity Index (SLEDA)I score; and reduction in UPCR over the 24-week treatment period. In the voclosporin arms, the renal function as measured by eGFR was stable and not significantly different from the control arm during the course of the trial. Mean blood pressure was slightly reduced and was similar between all treatment groups. Adverse events occurred in both voclosporin groups (25.8% low, 25.0% high, 15.8% placebo) with the nature of adverse events consistent with those observed in patients with highly active LN and increased immunomodulation. The AURA study remains ongoing until its 48-week secondary endpoints, which will be completed in Q1 2017.

“The nephrology community’s positive reception to the AURA data is encouraging as we prepare to initiate our single Phase III clinical trial of voclosporin in Q2 2017,” said Neil Solomons, M.D., Aurinia’s Chief Medical Officer. “We remain committed to progressing this important therapy to market and believe it has the potential to change the paradigm of care for patients living with LN, significantly improving long-term outcomes and quality of life.”

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About AURORA
The AURORA study is a 52-week global double-blind placebo controlled Phase III study that will compare the efficacy of one dose of voclosporin (23.7mg BID) or placebo added to current standard of care of mycophenolate mofetil (MMF, also known as CellCept®) in achieving renal response (formerly referred to as complete remission) in patients with active LN. Both arms will also receive low doses of corticosteroids as part of background therapy after a stringent taper. Aurinia believes this Phase III clinical trial whose design is consistent with the ongoing AURA study, will support a New Drug Application (NDA) submission.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's regulatory strategy, Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study, and the efficacy and commercial potential of voclosporin. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Investor & Media Contact:
Aurinia Pharmaceuticals Inc.
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com